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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                            AMENDMENT NO. 6
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934


                             CONRAIL INC.

                       (Name of Subject Company)


                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)


                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)


  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)


                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996, November 8, 1996, November 13, 1996, November 18, 1996 and November 20, 1996
(as amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk
Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

          On November 20, 1996, Conrail and CSX issued a joint press release, a copy of which is attached hereto as Exhibit (a)(10), with respect to the appeal heard on November 20, 1996 by the United States Court of Appeals for the Third Circuit, in connection with the denial by the United States District Court for the Eastern District of Pennsylvania of Norfolk's motion for a preliminary injunction.

          On November 21, 1996, CSX issued a press release, a copy of which is attached hereto as Exhibit (a)(11), with respect to the results of the CSX Offer, which expired at midnight Eastern time on Wednesday, November 20, 1996.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(10) Text of press release issued by Conrail and CSX dated November 20, 1996 (incorporated by reference to Exhibit
               (a)(21) to the CSX 14D-9).

     (a)(11) Text of press release issued by CSX dated November 21, 1996 (incorporated by reference to Exhibit (a)(22) to the CSX 14D-9).


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     (c)(6)    Text of opinion of Judge Donald VanArtsdalen of the
               United States District Court for the Eastern District of Pennsylvania as delivered from the bench on November 20, 1996.


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                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             CONRAIL INC.



                             By  /s/ Timothy T. O'Toole
                                 ----------------------
                                 Name:  Timothy T. O'Toole
                                 Title: Senior Vice President--Finance


Dated as of November 21, 1996



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                             EXHIBIT INDEX

Exhibit                       Description                         Page No.
-------                       -----------                         --------

*(a)(1)          Text of press release issued by Conrail
                 dated October 23, 1996 (incorporated by
                 reference to Exhibit (a)(9) to the
                 Solicitation/Recommendation Statement on
                 Schedule 14D-9 of Conrail Inc. dated
                 October 16, 1996, as amended (the "CSX 14D-9"))..
*(a)(2)          Text of press release issued by Norfolk,
                 dated October 23, 1996 (incorporated by
                 reference to Exhibit (a)(8) to the CSX
                 14D-9)...........................................
*(a)(3)          Text of press release issued by Conrail and
                 CSX dated November 6, 1996.......................
*(a)(4)          Letter to shareholders of Conrail dated
                 November 6, 1996.................................
*(a)(5)          Text of press release issued by Conrail,
                 dated November 7, 1996 (incorporated by
                 reference to Exhibit (a)(16) to the CSX
                 14D-9)...........................................
*(a)(6)          Text of press release issued by Conrail,
                 dated November 7, 1996 (incorporated by
                 reference to Exhibit (a)(17) to the CSX
                 14D-9)...........................................
*(a)(7)          Text of press release issued by Conrail,
                 dated November 8, 1996 (incorporated by
                 reference to Exhibit (a)(18) to the CSX
                 14D-9)...........................................
*(a)(8)          Text of press release issued by Conrail and
                 CSX, dated November 13, 1996 (incorporated
                 by reference to Exhibit (a)(19) to the CSX
                 14D-9)...........................................
*(a)(9)          Text of press release issued by Conrail and
                 CSX dated November 19, 1996 (incorporated
                 by reference to Exhibit (a)(20) to the CSX
                 140-9)...........................................
 (a)(10)         Text of press release issued by Conrail and
                 CSX dated November 20, 1996 (incorporated
                 by reference to Exhibit (a)(21) to the CSX
                 14D-9)...........................................


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Exhibit                       Description                         Page No.
-------                       -----------                         --------

 (a)(11)         Text of press release issued by CSX dated
                 November 21, 1996 (incorporated by
                 reference to Exhibit (a)(22) to the CSX 14D-9)...

 (b)             Not applicable...................................

*(c)(1)          Pages 4-5 and 9-14 of Conrail's Proxy
                 Statement dated April 3, 1996 (incorporated
                 by reference to Exhibit (c)(7) to the CSX
                 14D-9)...........................................

*(c)(2)          Employment Agreement of Mr. David M. LeVan
                 dated as of October 14, 1996 (incorporated
                 by reference to Exhibit (c)(5) to the CSX
                 14D-9)...........................................
*(c)(3)          Change of Control Agreement of Mr. David M.
                 LeVan dated as of October 14, 1996
                 (incorporated by reference to Exhibit
                 (c)(6) to the CSX 14D-9).........................
*(c)(4)          First Amended Complaint in Norfolk Southern
                 et al. v. Conrail Inc., et al., No. 96-CV-
                 7167, filed on October 28, 1996 in the
                 United States District Court for the
                 Eastern District of Pennsylvania (incorporated by reference to Exhibit (c)(9) to the
                 CSX 14D-9).......................................
*(c)(5)          Second Amended Complaint in Norfolk
                 Southern et. al. v. Conrail Inc., et al., No. 96-CV-7167, filed on November 15, 1996 in the United States District Court for the
                 Eastern District of Pennsylvania
                 (incorporated by reference to
                 Exhibit (c)(12) to the CSX 14D-9).

 (c)(6)          Text of opinion of Judge Donald
                 VanArtsdalen of the United States District Court
                 for the Eastern District of Pennsylvania as
                 delivered from the bench on November 20,
                 1996.............................................



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* Previously filed


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